Exhibit 99(d)(xxiv)

FORM OF

Expense Limitation Agreement

This Expense Limitation Agreement (the “Agreement”) is made and entered into this [1st day of December, 2015] between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Investment Trust (the “Trust”) with respect to Lord Abbett Core Plus Bond Fund (“Core Plus Bond Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.	With respect to Core Plus Bond Fund, Lord Abbett agrees for the time period set forth in paragraph 2 below to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding 12b-1 fees and any acquired fund fees and expenses, to an annual rate of 0.48% for each class other than Class R6. For the same period, Lord Abbett agrees to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding any acquired fund fees and expenses, to an annual rate of 0.33% for Class R6.

2.	This Agreement will be effective from [December 1, 2015 through March 31, 2017]. This Agreement may be terminated only by the Board of Trustees of the Trust upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord Abbett Investment Trust

By:
Brooke A. Fapohunda
Vice President and Assistant Secretary

Lord, Abbett & Co. llc

By:
Lawrence H. Kaplan
Member and General Counsel
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